FIRST TRINITY FINANCIAL CORPORATION
7633 E. 63rd Place, Suite 230
Tulsa, Oklahoma 74133
April 27, 2009
Rose Zukin
Division of Corporation Finance
100 F Street, N.E.
Securities and Exchange Commission
Washington, D.C. 20549

Re:	First Trinity Financial Corporation
Preliminary proxy statement filed April 20, 2009
File No. 0-52613
Dear Ms. Zukin:
This letter is in response to your letter dated April 24, 2009, regarding the captioned preliminary proxy statement filed April 20, 2009 and to provide additional changes to the proxy statement. In your letter you made the following comment:
Preliminary proxy statement filed April 20, 2009
1.
Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Amended Certificate of Incorporation to increase the number of authorized shares of common stock.

Response:	Proposal Two has been amended to delete paragraph four and replace it with the following new paragraph four. [the underscored language is new]:
Old Paragraph that is deleted:
The Board has reviewed and will continue to review financing alternatives for the Company including considering whether and when to undertake an equity financing. The Company could undertake an equity financing whether or not this proposal is adopted. This proposal would be submitted to stockholders whether or not an equity financing was considered or undertaken, and approval of this proposal does not include approval of a financing. Even if this proposal is approved, the Company may not proceed with an equity financing in the immediate future, or at any time.
New paragraph that is added:
The company has no plans at this time to issue any of the additional 12,000,000 shares of authorized common stock proposed in the Amendment to the Certificate of Incorporation. The Company is evaluating a decision to make an offering of some of the Company’s 2,195,000 shares of authorized and unissued common stock. Action by the shareholders on this proposal is not necessary for the offering to be commenced or completed. We do not intend to announce an offering or to make an offer of our common stock by this disclosure.

Additional typographical changes to the preliminary proxy statement are as follows: [the underscored language is new]:
1.	Page one, paragraph one of the proxy statement, has been amended to change the date of the annual meeting from May 21, 2008 to May 20, 2009.

2.
Page three, nominees for election at the annual meeting table, at the top of the page has been amended under Name of Nominee from Bill H. Hill (1) (2) (3) to Bill H. Hill (1) (3) and from George E. Peintner (3) to George E. Peintner (2) (3) and from Loren Everett Owens (1) (4) to Loren Everett Owens (1).

3.
Page three, Position/Principal Occupation at the annual meeting table, at the top of the page has been amended under Position/Principal Occupation — Nominee Gary Sherrer from Director: Director of Development, Division of Agricultural Sciences and Natural Resources for Oklahoma State University Foundation to Director: Assistant Vice President, Division of Agricultural Sciences and Natural Resources for Oklahoma State University.

4.	Page three, executive officers and directors has been amended by deleting the words with the strikethrough and adding the words that are underlined below:

Scott J. Engebritson has been Chairman of the Board of Directors since inception in 2004. He was Chief Executive Officer from the inception of First Trinity in 2004 until October 2007. He was President and a Director of Trinity Life Insurance Company (“TLIC”) and Chairman of the Board and Director of First Trinity ~~Financial~~ Capital Corporation (“FTCC”) from their inception in 2006 until October 2007 and Chairman of the Board of First Life America Corporation and director from December 2008. TLIC, FTCC and ~~TLIC~~ FLAC are subsidiaries of First Trinity. He currently serves as Chairman of the Board and President of Northern Plains Capital since November 2008. Mr. Engebritson ~~served~~ serves as Chairman of the Board and President of Great Plains Financial Corporation a position he has held since its inception in 2006. Mr. Engebritson served as Chairman of the Board for Mid-American Alliance Corporation and its subsidiary Mid-American Century Life Insurance Company from their inception in 1995 until they were merged with Citizens Inc. in 2003. Mr. Engebritson served as Chairman of the Board of Western States Alliance from 2000 to 2006. He served as Co-Chairman of the Board of Arkansas Security Capital from 2001 to 2005. He served as Chairman of the Board of Midwest Holding Inc. from 2004 to 2006.

5.	Page four, executive officers and directors has been amended to add the words that are underscored below:

Gary L. Sherrer has been a member of the Board of Directors since inception in 2004. He is a Director of TLIC and FTCC. He is the Assistant Vice President for External Affairs for the Division of Agricultural Sciences and Natural Resources for Oklahoma State University. Mr. Sherrer held the position of Assistant CEO of KAMO Power from 2001-2004. Prior to his position as Assistant CEO, Mr. Sherrer held the position of Chief Administrative Officer for seven years at KAMO Power.

6.	Page eight, the paragraph under ”Accounting Fees” has been amended by changing “10-QSB and 10-SB to “10-Q and 10-QSB” where underscored below:

Audit fees primarily represent amounts paid or expected to be paid for audits of the Company’s financial statements and reviews of SEC Forms 10-Q and 10-QSB.

7.	Page eight, the last paragraph under ”Report of the Audit Committee” has been amended by changing “S-B” to “S-K” where underscored below:

In accordance with the rules of the Commission, this report is not to be deemed “soliciting material,” or deemed to be “filed” with the Commission or subject to the Commission’s Regulation 14A, other than as provided in Item 407 of Regulation ~~S-B~~ S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference in documents otherwise filed.

We are filing herewith an amended preliminary proxy statement and a redline version with the added language noted. We believe the additional language responds to your comment but we would welcome any follow up comments you may have.

We also confirm that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

We have responded to your comment. If you have additional comments, please let us know.

Sincerely,

William S. Lay
Chief financial Officer, Secretary and Treasurer